Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

February 11, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: PJ Hamidi

Washington, D.C. 20549

RE:	Woodgate Energy Corporation

Amendment No. 1 to Form 8-K/A

Filed November 27, 2013

File No. 0-54834

Dear Mr. Hamidi:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the accompanying amendments to the Form 8-K for Woodgate Energy Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated December 23, 2013 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

Amendment No. 1 to Current Report on Form 8-K/A filed November 27, 2013

General

1. Please revise your filing to provide the disclosure required by Items 201 and 202 of Regulation S-K.

Response: The Company has updated its filing to provide these disclosures.

Business, page 3

2. Please revise to describe the business of Prestige O&G, LLC during the last three years. Refer to Item 101(h) of Regulation S-K.

Response: The Company has updated its filing to provide these respective descriptions.

3. You disclose on page 2 that Prestige invests in and develops oil and gas exploration and development projects “in the United States and other countries.” Please revise to clarify the current investment and development projects of Prestige.

Response: The Company has updated its filing to provide these clarifications.

4. Please revise to include disclosure of any competitive business conditions, and to include a description of your competitive position in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: The Company has updated its filing to provide these disclosures.

Coal Bed Methane (CBM) Resources, page 3

5. You provide disclosure of the contingent and prospective gas resource and original gas-in-place volumes in the tables on pages 3 and 4. Please note the Instruction to Item 1202 of Regulation S-K prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. Please revise your filing in each occurrence to exclude such disclosure.

Response: The Company has updated its filing to exclude such disclosures.

EPCO Lease from International Paper Company, page 4

6. Please expand your disclosure to clarify the amendment extending the primary term of the coal bed methane lease until April 30, 2014 covers all of the 9,661 acres under the original lease. Further clarify if the conditions to obtain the current or a future extension of the lease are exclusive of any commitments to drill additional wells or other related work in order to hold the lease in its entirety.

Response: The Company has updated its filing to provide/expand its disclosures.

Government Regulations, page 4

7. If material, please disclose the effect of existing or probable government regulation on your business, and the costs and effects of compliance with environmental laws. Refer to Items 101(h)(4)(ix) and 101(h)(4)(xi) of Regulation S-K.

Response: The Company has updated its filing to provide these disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

8. Please disclose all material terms of your revolving funding arrangement with Rasan Associates, LLC and Rasan Private Equity, Inc.

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Response: The Company has updated its filing to provide these disclosures.

9. Please discuss any material commitments for capital expenditures. See Item 303(a)(2) of Regulation S-K.

Response: The Company has updated its filing to provide these disclosures.

Management, page 8

10. We note your disclosure of Mr. Al-Humoud’s executive positions in a number of other companies. Please disclose the amount of time he devotes to the registrant’s business.

Response: The Company has updated its filing to provide this information.

11. Please state the nature of any family relationship between any of your directors or officers. Refer to Item 401(d) of Regulation S-K.

Response: The Company has updated its filing to provide these disclosures.

12. Please revise to briefly discuss for each director the specific experience, qualifications, attributes, or skills that led to the conclusion that such person should serve as a director, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Company has updated its filing to provide these disclosures.

Anticipated Officer and Director Remuneration, page 9

13. Please provide the information described in Item 402 of Regulation S-K with respect to executive officer and director compensation for the most recently completed fiscal year of each of the acquired companies.

Response: The Company has updated its filing to provide these disclosures.

Certain Relationships and Related Transactions, page 9

14. We note your disclosure on page 9 that you have “entered into loan arrangements from time to time with officers, directors and/or affiliates of the Company, EPCO and/or Prestige.” We also note your disclosure of related party transactions in the financial statements. Please revise your “Certain Relationships and Related Transactions” section to provide the disclosure required by Item 404(d) of Regulation S-K. Please ensure that your revised disclosure under this section covers the two fiscal years preceding your last fiscal year.

Response: The Company has updated its filing to provide these disclosures.

Security Ownership of Certain Beneficial Owners and Management, page 9

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15. Please revise your table to include the business, residence, or mailing address of each listed beneficial owner. Refer to Item 403(a) of Regulation S-K.

Response: The Company has updated its filing to provide these disclosures.

Risks and Uncertainties Facing the Company, page 9

The Company operates in a sector generally regarded with high risk, page 10

16. We note your reference to the “high risk” nature of your industry. Please revise to briefly describe any such material risks.

Response: The Company has updated its filing to provide these disclosures.

Shares of common stock in the Company may be subject to resale restrictions…page 11

17. We note your reference to the availability of Rule 144. Please revise this risk factor to reflect the restrictions set forth in Rule 144(i).

Response: The Company has updated its filing to reflect these restrictions.

Recent Sales of Unregistered Securities, page 12

18. Please revise to clarify for each offering described in this section the exemption from registration claimed. For example, please clarify the exemption claimed for the offering that began in July 2013. In that regard, we note your reference on page 12 to a “Regulation D offering or other placement of securities.” Refer to Item 701(d) of Regulation S-K.

Response: The Company has updated its filing to provide this information.

Exhibits, page 13

19. Please ensure that you file all exhibits required to be filed by Item 601 of Regulation S-K. For example, we note that you have not filed your commodity sale and purchase agreement with Rasan Associates, LLC and Rasan Private Equity, Inc. We also note that you have not filed your engagement agreement with Tiber Creek Corporation, or the employment agreements with Stephen Spafford and Samta Gupta.

Response: The Company is filing additional exhibits herewith.

20. Exhibit 10.4 and portions of Exhibit 10.3 were electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. Refer to Section 5.1 of the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 25 (September 2013). See also Item 301 of Regulation S-T.

Response: The Company is filing additional exhibits herewith.

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Financial Statements

21. Please consider our comments in the context of each set of financial statements presented in your filing.

Response: The Company has made consideration of the same in addressing comments.

22. Please revise your financial statements to include comparable period information for the interim period ended June 30, 2012. Refer to Rule 8-03 of Regulation S-X. Note that this comment also applies to the financial statements for Prestige O&G, LLC.

Response: The financial statements now include such information.

E&P Co., LLC

Notes to Financial Statements for the Six Months Ended June 30, 2013

General Information, page 6

23. Please expand your disclosure to include an estimate of the costs necessary for you to “achieve a proven reserve status” for the three existing producing coal bed methane gas wells.

Response: The Company has expanded its disclosure in the applicable section.

Note 2 – Summary of Significant Accounting Policies, page 7

24. We note that your disclosure stating that your financial statements are prepared in accordance with International Financial Reporting Standards. Please revise your disclosure here and throughout your Form 8-K to state that your financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. In addition, please ensure that you provide conforming policy disclosures. Note that this comment also applies to the financial statements for Prestige O&G, LLC.

Response: The Company has updated its disclosure.

Note 6 – Intangible Assets, page 15

25. Please tell us why it is appropriate to recognize the value of your proprietary well completion processes developed internally as part of intangible assets. With your response, please explain your consideration of the relevant authoritative accounting literature. In addition, please explain your disclosure regarding the election made regarding the value of your proprietary well completion processes.

Response: The Company is currently nearing completion of a patent application regarding its unique completion process for wells in Wilcox Sandstone formations. The Company believes the method is unique and critical to its continuing efforts in drilling for reservoirs in areas of exceptionally high permeability and very low compressive strength. The Company believes the benefit received from direct and indirect cash flows resulting from its status as first and sole holder of the technology will be at least the value of the intangible asset.

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Statement of Financial Position for the Years Ending December 31, 2012 and 2011, page 2

26. It appears that you have presented balances related to transactions with related parties. Please revise to provide additional disclosure regarding these transactions. For example, the disclosure on the face of your statement of financial position should separately present accounts receivable and accounts payable from transactions with related parties in accordance with Rule 5-02 of Regulation S-X.

Response: The financial statements now include such information.

Statement of Operations for the Years Ending December 31, 2012 and 2011, page 3

27. Please revise to remove the subtotal captioned “Gross Profit / Loss” from the face of your statement of operations and from other disclosure throughout your filing.

Response: The financial statements now include such information.

Notes to Financial Statements for the Years Ending December 31, 2012 and 2011

Note 9 – Supplemental Information on Oil and Gas Exploration and Production, page 11

28. Please revise to provide disclosure that meets the requirements of FASB ASC 932-235-50 and 932-235-55. Specifically, please include all of the required information and provide disclosure compliant with the aforementioned guidance. For example, your disclosure of capitalized costs should only provide the line items presented as part of FASB ASC 932-235-55-3 – Example 2. If necessary, please indicate the disclosures which are not relevant in the context of your operations.

Response: The financial statements now include such information.

Unaudited Pro Forma Financial Statements

29. Please add an introductory paragraph accompanying the pro forma financial information which briefly sets forth a description of the transaction, the entities involved and the periods for which the pro forma information is presented. Refer to Rule 11-02(b)(2) of Regulation S-X. This disclosure should explain the relationship between Prestige O&G, LLC and E&P Co., LLC and should include your analysis of the guidance regarding the identity of the accounting acquirer per FASB ASC 805-10-55-12.

Response: The financial statements now include such information.

30. Please revise to present pro forma loss per unit on the face of your pro forma statement of operations. Refer to Rule 11-02(b)(7) of Regulation S-X.

Response: The financial statements now include such information.

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In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form 8-K concurrently filed herewith address the recent comments in the Comment Letter.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates

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